                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                                 ADVANTA CORP.
                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   007942105
                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 5 Pages
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CUSIP NO. 007942105                    13G                  PAGE 2 OF 5 PAGES

        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Dennis Alter
                ###-##-####

        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)[ ]
                                                                        (b)[ ]

        3       SEC USE ONLY

        4       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

                5       SOLE VOTING POWER
 NUMBER OF
                        4,475,032
   SHARES

BENEFICIALLY    6       SHARED VOTING POWER

 OWNED BY               318,824

   EACH         7       SOLE DISPOSITIVE POWER

 REPORTING              4,400,032

  PERSON        8       SHARED DISPOSITIVE POWER
                        318,824
   WITH

        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,718,856

       10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES*


       11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                25.94%

       12       TYPE OF REPORTING PERSON*

                In

                        *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                               Page 3 of 5 Pages

                                  Schedule 13G
                              Issuer: Advanta Corp.
                           Filing Person: Dennis Alter


Item 1(a).        Name of Issuer:

                  Advanta Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Welsh & McKean Roads
                  P.O. Box 844
                  Spring House, Pennsylvania  19477-0844

Item 2(a).        Name of Person Filing:

                  Dennis Alter

Item 2(b).        Address of Principal Business Office:

                  Welsh & McKean Roads
                  P.O. Box 844
                  Spring House, Pennsylvania  19477-0844

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Class A Common Stock

Item 2(e).        CUSIP Number:

                  007942 10 5

Item 3.           Inapplicable.
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                                                               Page 4 of 5 Pages

                                  Schedule 13G
                              Issuer: Advanta Corp.
                           Filing Person: Dennis Alter


Item 4.           Ownership.

                  (a)      Amount Beneficially Owned:  4,718,856 shares

                  (b)      Percent of Class:

                           25.94%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    4,400,032

                           (ii)     shared power to vote or to direct the vote:
                                    318,824 (the undersigned's spouse has sole voting power, as to which shares the undersigned disclaims beneficial ownership)

                           (iii) sole power to dispose or to direct the disposition of: 4,400,032

                           (iv) shared power to dispose or to direct the disposition of 318,824 (the undersigned's spouse has sole dispositive power, as to which the undersigned disclaims beneficial ownership)

Item 5.           Ownership of Five Percent or Less of a Class.

                  Inapplicable.
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                                                               Page 5 of 5 Pages

                                  Schedule 13G
                              Issuer: Advanta Corp.
                           Filing Person: Dennis Alter



Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  As sole trustee of a trust for his sister, Linda Alter, the undersigned has sole power to vote and to dispose of the 999,462 shares of Class A Common Stock held by this trust, representing 5.50% of the shares of Class A Common Stock outstanding at December 31, 1997.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.

                  Inapplicable.

Item 8.           Identification and Classification of Members of the Group.

                  Inapplicable.

Item 9.           Notice of Dissolution of Group.

                  Inapplicable.

Item 10.          Certification.

                  Inapplicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February     , 1998



           /s/ Dennis Alter
           ------------------------------
                     Dennis Alter